UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64718/June 22, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14402

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|---|---|---|
| In the Matter of<br><br>COLUMBIA LEASE INCOME FUND B LP,<br>COMMERCIAL CONSOLIDATORS CORP.,<br>COMPUTER DEVICES, INC.,<br>CONIAGAS RESOURCES LTD.<br>(N/K/A LITHIUM ONE INC.),<br>CONSOLIDATED HEALTH CARE ASSOCIATES, INC.,<br>CONSOLIDATED PROFESSOR MINES, LTD., AND<br>CORNWALL TIN & MINING CORP. | :<br>:<br>:<br>:<br>:<br>:<br>:<br>:<br>:<br>: | ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT AS TO SIX RESPONDENTS |

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on May 23, 2011, alleging that each respondent had a class of securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and each had failed to file required periodic reports. Each Respondent was served with the OIP by June 7, 2011. No Respondent filed an Answer and only Coniagas Resources Ltd. (n/k/a Lithium One Inc.) (Coniagas) appeared at the prehearing conference on June 21. Coniagas and the Division of Enforcement expect to reach a settlement.

All Respondents except Coniagas are in default because they did not file an Answer, participate in the telephonic prehearing conference on June 21, 2011, or otherwise defend the proceeding. I find the allegations in the OIP to be true as to them. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f).

## Findings of Fact and Conclusions of Law

Columbia Lease Income Fund B LP (Columbia Lease), Central Index Key (CIK) No. 751684, is a cancelled Delaware limited partnership located in Boston, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Columbia Lease is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995.

Commercial Consolidators Corp. (Commercial Consolidators), CIK No. 1137063, is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12 (g). Commercial Consolidators is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A for the period ended February 28, 2001.

Computer Devices, Inc. (Computer Devices), CIK No. 311507, is a forfeited Maryland corporation located in Needham, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Computer Devices is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1998, which reported a net loss of $127,000 for the prior nine months. On October 31, 1983, Computer Devices filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which was terminated on November 13, 1989.

Consolidated Health Care Associates, Inc. (Consolidated Health Care), CIK No. 752346, is a dissolved Nevada corporation located in Franklin, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Consolidated Health Care is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of over $649,000 for the prior three months. On March 15, 2000, Consolidated Health Care filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Massachusetts, which was converted to Chapter 7, and was terminated on June 7, 2010.

Consolidated Professor Mines, Ltd. (Consolidated Professor Mines), CIK No. 771965, is an Ontario corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Consolidated Professor Mines is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F for the period ended December 31, 1994, which reported a net loss of over $571,000 for the prior twelve months.

Cornwall Tin & Mining Corp. (Cornwall Tin), CIK No. 797854, is a void Delaware corporation located in Toronto, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cornwall Tin is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended August 31, 1995, which reported a net loss of over $4,000 for the prior twelve months.

Section 13(a) of the Exchange Act and the Exchange Act rules require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rules 13a-1 and 13a-13, respectively, require issuers to file annual reports and domestic issuers to file quarterly reports. Exchange Act Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders. Based on the facts and

law set forth above, these Respondents failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13 or 13a-16.

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer has failed to comply with a provision of the Exchange Act or the Exchange Act rules. I conclude on these facts that revocation of the registration of each class of the registered securities of Columbia Lease, Commercial Consolidators, Computer Devices, Consolidated Health Care, Consolidated Professor Mines and Cornwall Tin, is both necessary and appropriate.

**Order**

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of Columbia Lease Income Fund B LP, Commercial Consolidators Corp., Computer Devices, Inc., Consolidated Health Care Associates, Inc., Consolidated Professor Mines, Ltd., and Cornwall Tin & Mining Corp. is hereby revoked.

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Brenda P. Murray
Chief Administrative Law Judge